UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MARCH 2021

Commission File Number: 333-04906

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

65, Eulji-ro, Jung-gu

Seoul 04539, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Decision on Stock Option Grant

1. Structure

A.	Recipients

Name	Position	Number of shares issuable
		Type of shares	Number of shares
Ryu, Young Sang	Executive Director and President of Mobile Network Operations Division	Registered common shares	5,990
Kang, Jong Ryeol	Head of ICT Infra Center	Registered common shares	2,350
Yoon, Poong Young	Head of Corporate Center 1	Registered common shares	3,360
Ha, Hyung Il	Head of Corporate Center 2	Registered common shares	3,760
Cho, Dong Hwan	Head of Cloud Transformation Center	Registered common shares	1,770
Kim, Yoon	Head of T3K	Registered common shares	2,110
Lee, HyunA	Head of AI&CO	Registered common shares	2,880
Ha, Seong Ho	Head of Corporate Relations Center	Registered common shares	1,920
Shin, Sang Kyu	Head of Corporate Culture Center	Registered common shares	1,530
Huh, Seok Joon	Head of Private Placement Group	Registered common shares	2,260
Song, Jae Seung	Head of Corp Development Group	Registered common shares	2,650
Han, Myung Jin	Head of Subscription Service CO	Registered common shares	1,450
Ryu, Byung Hoon	Head of Business Strategy Group	Registered common shares	1,250
Total:		Registered common shares	33,280

B.	Share Type : Common Share (treasury shares), cash settlement

C.	Grant date: March 25, 2021

D.	Number of Shares : 33,280 shares

E.	Exercise period: March 26, 2023 - March 25, 2026

F.

Exercise price: Won 251,380 (This price was calculated as the arithmetic mean of volume weighted average closing prices from the following periods prior to the grant date: two months, one month, one week.)

2. Overview of Conditions

•	The stock options granted as described above will be cancelled if the recipient does not remain employed by the Company for at least two years from the grant date.

•	If the exercise price of the stock options is lower than the market price of common shares at the time of exercise, cash settlement of the difference is possible.

•

The exercise price and the number of stock options may be adjusted pursuant to the relevant stock option grant agreement or by resolution of the Board in the event of a change in the stock value due to the reasons of any capital increase, stock dividend, capital transfer of reserves, stock split, merger or spin-off after the grant date.

•	Other terms of the grant of stock options shall be governed by applicable law, the Company’s articles of incorporation and the stock option grant agreement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK TELECOM CO., LTD.
(Registrant)

By:	/s/ Joong Suk Oh

(Signature)
Name:	Joong Suk Oh
Title:	Senior Vice President

Date: March 25, 2021

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